(d)(3)(ii)

AMENDED SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

ING INVESTMENTS, LLC

and

ING INVESTMENT MANAGEMENT CO.

Series	Annual Sub-Adviser Fee
(as a percentage of average daily net assets)
ING Global Bond Fund	0.18%

ING Global Natural Resources Fund	0.4500% of first $50 million of assets 0.3375% for assets in excess of $50 million